UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

NaaS Technology Inc. to Sell Interest in Sinopower Holdings International

Dada Auto, a wholly-owned subsidiary of the Company, has entered into a share purchase agreement with China Newlink Holding Limited (“Newlinks”), a wholly-owned subsidiary of the controlling shareholder of the Company, Newlinks Technology Limited, and Sinopower Holdings International Co. Limited (“Sinopower”) on August 30, 2024, to transfer Dada Auto’s interest in Sinopower for an aggregate consideration of RMB101.85 million. Pursuant to the agreement, Dada Auto will sell to Newlinks 89.999% of the issued and outstanding shares of Sinopower (“Sale Shares”) and assign to Newlinks its right under a shareholder loan in the principal amount of RMB88.64 million owed by Sinopower (“Shareholder Loan”). The sale price for the Sale Shares is RMB13.21 million in cash, subject to adjustments contingent on the future financial results of Sinopower. RMB4.21 million of the sale price is payable within two months of the date of the agreement and the remaining sum is payable in three annual instalments commencing in 2025. In consideration of the assignment of the Shareholder Loan, Newlinks will deliver a promissory note in the principal amount of RMB88.64 million in favour of Dada Auto. The note has a term of six months and bears interest equal to the one-year loan prime rate (LPR) issued by the National Interbank Funding Center plus 2.35% on the date of issuance of this note payable upon maturity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: August 30, 2024